UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

 (Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

 (Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

Richard A. Brown

P.O. Box 1831

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41 (43) 317-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel E. Wolf, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   Third-party tender offer subject to Rule 14d-1.

☐                     Issuer tender offer subject to Rule 13e-4.

☐                     Going-private transaction subject to Rule 13e-3.

☐                     Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following are:  (i) a transcript of the analysts and media conference call held at 09:00 a.m. Central European Time (03:00 a.m. Eastern Standard Time), on Tuesday, November 30, 2010; and (ii) a transcript of the analysts and media conference call held at 4:00 p.m. Central European Time (10:00 a.m. Eastern Standard Time), on Tuesday, November 30, 2010.  References to charts in the transcripts relate to the presentation filed on Schedule TO-C by ABB Ltd (“ABB”) on November 30, 2010 in connection with its proposed acquisition of Baldor Electric Company (“Baldor”).

Analysts and Media Conference Call

Held at 09:00 a.m. Central European Time (03:00 a.m. Eastern Standard Time)

On Tuesday, November 30, 2010

MANAGEMENT DISCUSSION SECTION

Operator:  Good morning or good afternoon.  I’m Maya, the conference call operator for this conference.  Welcome to the ABB Media and Analyst Conference Call.  At this time, I would like to turn the conference over to Mr. Joe Hogan, CEO of ABB; Mr. Michel Demaré, CFO of ABB and Mr. Ulrich Spiesshofer, Head of the Discrete Automation and Motion division.  Please go ahead gentlemen.

Joseph Hogan, Chief Executive Officer

Good morning and thanks for joining us on this call to discuss our exciting news, the recommended offer to acquire Baldor, a leading manufacturer of industrial motors in the North American market.  I’ll be referring in my comments to the presentation available on our website at abb.com. As usual, please refer to chart two for our Safe Harbor text covering any forward-looking statements made today.

If you move now to chart four, you’ll see why we think this is such a great deal for ABB and for Baldor.  First of all, with this transaction we’re in one move acquiring a market leader and significantly strengthening our automation presence in the world’s largest industrial economy.  Baldor and ABB have a highly complementary product offering in the industrial motion space of our motors, drives, generators and mechanical power transmissions.  Baldor has a very strong brand worldwide, outstanding market access and strong relationships to a loyal customer base.  The synergy potentials are also attractive.  We see at least 200 million a year contribution to EBITDA by 2015, with two-thirds of that coming already by 2013.  Baldor brings a proven track record in its operational excellence and integration of its own significant North American acquisitions.

In terms of value creation, we expect the deal will create more than 1 billion in shareholder value with an immediate positive impact on EPS in the first year, and it’s obviously a great deal for customers, shareholders and employees.

Chart five shows a quick summary of the transaction.  In the deal approved by both companies’ boards, ABB has agreed to pay 63.50 a share for all Baldor’s outstanding shares, which is a premium of approximately 40% over yesterday’s closing price.  That size of a deal is basically 3.1 billion on an equity basis.  We’re also assuming 1.1 billion of net debt, bringing the total enterprise value to $4.2 billion.

We’ve worked closely together with Baldor management over recent months and have established some excellent relationships.  Baldor’s board is fully supportive of the transaction and will recommended acceptance of the deal.  It’s an all cash offer that we expect to close in the first quarter of next year.

Now let’s move to chart seven for an overview of Baldor.  The company is based in Fort Smith, Arkansas, and employs more than 7,000 people in several companies around the world.  Baldor is expected to generate revenues of about 1.7 billion this year and the chart shows how that breaks down by business line.

Baldor is among the leading players in the North American industrial market, serving a wide range of industries with leading Baldor, Reliance, Dodge and Maska brands.  As you can see, the company accesses the market primarily through OEMs and distributors, which will be key to ABB and Baldor’s growth development.  I’ll come back to this shortly.

Let’s take a quick look at chart nine, at some of the industries where Baldor plays with its offerings of industrial motion products.  Petrochemicals, food processing, mining, pulp and paper are all areas where ABB is also a key player with our complementary automation solutions.

Chart 10 gives you an overview of Baldor’s close to the customer business model.  The company has consistently had the strongest reputation in this sector, supported by a comprehensive North American footprint of manufacturing, sales and logistics.

Turning to chart 11, Baldor has turned in an impressive record of growth and profitability in the last few years.  It’s been a strong performer, even into the downturn, and we see today that growth is recovering well, with the revenue is expected to be back at pre-crisis levels next year.  The operating margin is at a record high this year after nine months, with the [inaudible] to the company’s excellent operational execution and solid growth prospects.

In chart 12 you’ll see how the transaction supports our strategy in the newly realigned Discrete Automation and Motion division.  As we said at our Capital Markets Day in September, one of the key plans of this division going forward is to fill our regional weak spots in its industrial motion business.  In particular, we wanted to close the NEMA motor gap and the announcement today marks the achievement of that goal.  The industrial motion market is key for the DM division and chart 13 shows obviously that the business, basically industrial motion, covers products and services around movement and control in industrial applications.  It covers, for example, motors, drives, generators and mechanical power transmission products like bearings and gears.  The market serves a range of industries and utilities that are all related to transportation.  All together, we’re looking at $35 billion global market.

Chart 15 shows how this transaction positions ABB as a global leader in the industrial motion market.  First, it completes our offering for energy efficiency solutions through Baldor’s strong position in premium efficiency motors, combined with ABB’s leading drives portfolio.  Second, it closes the gap in our motors offering by bringing the NEMA standard into the ABB portfolio, as well as opening

ABB’s IEC segment for Baldor.  And third, the deal represents a big step towards achieving our goal of increasing ABB’s exposure in North America to bring our presence in this key market more in line with the region’s importance in the global economy.

Chart 16 shows you more detail of the complementarity between ABB and Baldor in the industrial motion space.  As I’ve already mentioned, Baldor brings a strong position in the NEMA motor segment, while ABB’s strengths lie in the IEC large motors area, especially above 15,000 horsepower.  ABB has a great offering in generators, which we expect to bring now to the North American market, alongside Baldor’s presence in gen sets.

Baldor’s mechanical power transmission business, which is about a third of the company, is a natural fit with Motors and Drives, since wherever you have a motor you need transmission equipment to use the motor’s energy efficiently.  Finally, we’ll have a service component where ABB has a strong presence that we think we can build on as we sell more motors and drive combinations.  We expect this to open additional opportunities for our replacement and spare parts business.

Moving to chart 17, we’re also excited about this deal because the timing is great.  As you know, the energy efficiency is increasingly important issue for industries as they try to bring down costs and improve productivity and line up with increasing legislation in this area.  The combination of motors and drives can cut the amount of electricity consumed by up to 70%, which brings very attractive payback period, averaging about two years. Our estimates are that as a result of the rising energy cost, new legislation and higher prices for more efficient equipment, demand for our energy efficient industrial automation solutions will grow at least twice as fast as GDP over the medium term.

If you turn to chart 18 and take the U.S. as an example, the Energy Independency (sic) [Independence] and Security Act is scheduled to come into force in just a few weeks.  Under the terms of the legislation, new industrial motors at certain power ratings purchased after that time must deliver new higher efficiency levels.  When you consider that 1.4 million industrial motors a year need replacing in the U.S. alone, that means a significant opportunity for a leading supplier like Baldor; and, in fact, we’ve already seen a positive impact and we expect that to continue into 2011 and beyond.  It’s also important to note that similar legislation is expected soon in Canada, Mexico, Europe and China. The U.S. opportunity will remain attractive for some years to come.

Chart 19 gives you a better view of how we expect to sell ABB’s complementary offering by building on Baldor’s excellent market access.  On the left you see the kinds of products that ABB can sell into the North American market.  Now look at Baldor’s market access.  In their motors business, a regional network of 35 sales rep entrepreneurs oversee some 400 field sales people. It’s the best-in-class market coverage in this sector and something that has been all but impossible to copy.  These sales resources are focused on about 6,000 OEMs and 4,000 distributors covering the whole North American machinery market.  Add to that a direct sales staff for the mechanical power transmission piece and you really have an outstanding base for ABB to penetrate the market with its leading automation offerings.

Moving to chart 20, as I mentioned a moment ago, Baldor’s mechanical power transmission business is an attractive segment for ABB and a natural fit with motors and drives business.  Baldor’s MPT business has generated about $500 million in annual revenues, with 15% of sales outside of North America. The margins are quite attractive, and it’s already a global business, meaning Baldor already provides an offering with international specifications, so it’s an obvious opportunity, using ABB’s access to global markets to grow this business greater.

Geographically, Baldor and ABB are also a great match, as shown in chart 21.  The combined revenues of Baldor plus our Discrete Automation and Motion division in North America amounted to just over 2 billion in 2009.  As you can see, Baldor is about twice the size of our DM division in the region.  Outside of North America, Baldor has a relatively small share of combined revenues; that’s clearly an opportunity for both companies.

Chart 22 highlights what I said earlier about expanding our presence in the North American market.  Based on 2010 estimates, the combined Baldor and ABB businesses would grow by about a third and add Baldor’s 6,000 North American employees to ABB’s 10,000 strong employee base.

Now let’s take a look at the synergy question.  Chart 24 shows the breakdown between cost and revenue synergies, as well as the timing of those synergy gains from 2011 to 2015.  As you can see, we’re estimating a total synergies of about 200 million a year by 2015, with the breakdown between cost and revenue synergies at about 50-50.  Two-thirds of the cost synergies are expected within three years and consists mainly of sourcing savings, as we bring ABB’s global supply infrastructure to support Baldor’s manufacturing base.  There will also be some G&A savings, as such eliminating the cost of Baldor’s U.S. stock listings.

On the revenue side, we see a contribution to EBITDA of some 100 million on a combination of cross-selling ABB products into the North American market, as well as accelerating the globalization of Baldor’s market presence.  In total, we see the transaction creating at least 1 billion in shareholder value.

In the next few charts, we show some of the synergy examples we expect from this transaction.

On chart 25, you see that Baldor’s customers today by some 500 million worth of drives every year.  ABB’s share of that is still very small.  Globally, however we have a market share in the area of 15 to 20% in drives, so we see no reason why we can’t duplicate that in North America.

Chart 26 shows the opportunity for selling Baldor’s mechanical transmission products through ABB’s global channels into some of the key process industries where ABB is a leading player — cement, mining, oil and gas, pulp and paper, plus the attractive food processing segments, where our DM division can offer complete automation packages, including robots.

And then chart 27 shows two sectors where ABB has enjoyed strong growth in the last few years.  As you’ll recall from our Capital Markets Day this year, we had targeted the wind and rail sectors as key end markets where ABB can offer a strong combination of both power and automation solutions.  The Baldor acquisition provides an opportunity for ABB to use a strong local manufacturing base to penetrate these markets in North America, especially when it comes to inverter electrification in these areas.

Chart 29 summarizes the key value creation levers that I’ve just discussed.  In addition, we see low risk integration for Baldor, whose strong management team is enthusiastic about the deal and looks forward to the growth opportunity the combined businesses will provide.  They and the rest of the Baldor employee base will play a key role in making this a success.  We intend to achieve these cost synergies without disrupting the very successful business model Baldor has developed, and we will move ahead with a common plan and a common set of metrics and incentives.

On chart 30, the deal is a confirmation that we are delivering on the strategy we presented in September.  We retain our M&A focus on the core power and automation businesses, filling critical gaps in key product, geographic and market segments.  We have fulfilled our return criteria with a transaction that delivers a cash return above our WACC within three years and that is NPV positive, and that will deliver more than 1 billion in shareholder value.  On top of that, it’s EPS accretive from Day One.

Let me conclude on chart 31.  This is an exciting deal for both ABB and Baldor.  It creates a leader in the 35 billion global market for industrial motion solutions.  It’s a great strategic fit with a complementary offering that strengthens ABB’s position in the key North American automation markets, while providing Baldor with a platform for accelerated global growth.  The timing is right.  With energy efficiency legislation taking effect in the United States and more to come in other parts of the world, we see a market growing at 10 to 15% a year in the mid-term.  The synergies are significant at more than 200 million a year, and the deal is financially compelling, generating more than $1 billion of shareholder value.

With that, I’d like to conclude my remarks.  And now, we have John McFarland, who is the Chairman and CEO of Baldor on the line and I’d like to call on John for any comments you could have.

John McFarland, Chairman and Chief Executive Officer, Baldor

Good morning, Joe.  Thank you very much. I don’t know ...

Joseph Hogan, Chief Executive Officer

Thanks John.

John McFarland, Chairman and Chief Executive Officer, Baldor

... get up in the middle of the night.  It has to be a really good reason and it’s a really good reason this morning.  So, let me start out by saying that Ron Tucker, our COO and soon to be CEO, and I are both excited about becoming part of ABB.  I think the strengths of Baldor, including our broad customer base in North America and our leading market share in industrial motors, and the best industrial sales force fit well with ABB. ABB brings to us drives products that we need for our customers and larger motors that we need for our customers.  And so, we really feel the fit is extremely good.

Additionally, we think we can generate some cost reductions, as you mentioned in your presentation, from our supply base and also efficiencies in our designs.  Our mechanical power transmission business is profitable.  It’s a growing business, but it’s mostly North American based.  Availability to the extensive ABB sales network throughout the world will help us accelerate our efforts to become a global competitor in the mechanical power transmission business.

Mechanical power transmission products, for those of you that aren’t familiar with them, are almost always used with motors.  And so, the extensive motor distribution network of ABB around the world should find it easy to sell mechanical power transmissions products.

Joe mentioned the Energy Independence and Security Act that takes effect on December 19th here in the United States.  This implements energy efficiency standards for electric motors higher than the current standards.  Baldor has always been a leader in high-efficiency motors going back to the mid 70s, when Baldor introduced high-efficiency motors and began to really focus on improving the efficiency of its products.  We’re completely ready with our designs and we’ve already switched our manufacturing to the new motors, all of which sell at a premium price to current production.  We’re not certain whether everybody that plays in the U.S. market is ready, but we’re completely ready and we’re excited about the opportunities we have in this area.  We think we’ll really be able to grow our business with the implementation of this law.

Lastly, we think this transaction will be especially good for our employees.  We have a lot of very talented people throughout our company and especially here in our Fort Smith, Arkansas, complex.  We will easily absorb the additional responsibility of ABB’s North American motors and generators business.

In our opinion, this transaction strongly delivers for our three key constituents:  it delivers good value to our shareholders; it delivers good products for our customers that we don’t offer today; and greater opportunities for our employees.  So, we’re quite excited about the prospect of becoming part of ABB, Joe.

With that, I’ll turn the mic back to you.

Joseph Hogan, Chief Executive Officer

Thanks John we appreciate to comments and support here.  And now, we’ll open it up for any questions you have out there.  Just — we initially announced that Michel Demaré was here; he’s not.  Michel’s stuck in Russia.  He’s not in any danger but we’re trying to get him out of there as soon as we can.

QUESTION AND ANSWER SECTION

Operator:  The first question is from Andreas Flütsch from Tages-Anzeiger.  Please go ahead.

<Q — Andreas Flütsch>: What took you so long to buy Baldor?  You could have it for a quarter one and a half years ago when the stock exchange price was really down.

<A — Joseph Hogan>: Well I think that’s a comment, we’d say that kind of valuation wouldn’t have recognized where Baldor is today, and so I’d say that the price we’re paying today is a good price for a terrific asset.  We think the timing of that is great.  If you look back at the depth of the recession, I would say that you look at Baldor’s price, it wasn’t available at those kind prices and those kind premiums.   John would have been crazy to sell at that.  And the same way, when ABB’s shares were down significantly in that period of time, we wouldn’t have sold at even a 50, 60, 100% premium.  So, I think you’re referencing a market price at a time in one of the deepest recessions we’ve ever seen.  I think this is a great price at the right time and it’s a terrific fit for ABB overall.

<Q — Andreas Flütsch>: One more question: brake motors, washdown motors, what exactly do they do and what’s environmentally friendly about them?

<A — Joseph Hogan>: Yeah, I’ll turn it over to Uli or even John, if John’s still on the line, to talk specifically about the product.

<A — Ulrich Spiesshofer>: The motors that we’re getting through Baldor have a design where you have significantly less energy consumption on the motor.  This is something that is fully in line with the requirements of two constituents:  the one is the world needs less energy consumption per GDP output and it can contribute on that point with the right motor set.  The second one is American legislation coming in place, as John said, on December 19.  We will not be able to sell a motor or install a motor that is below the efficiency standards anymore.  Baldor has in the last timing about done an upgrade done an absolutely outstanding job in being the first in the market having a complete range ready and they are ready this time again.  So we are very much looking forward to the growth boost that we’re getting there.

<Q — Andreas Flütsch>: But washdown motors are also used in kitchen sinks, am I right?

<A — Joseph Hogan>: This is not a consumer motor business; this is a specifically an industrial motor business and it’s one of the reasons it’s such an attractive company from an ABB standpoint.  It appeals to the same markets that we go to.  So if these are sold in consumer spaces, it’s not anything that’s in our market strategy.

<A — John McFarland>: Andreas, if I can just add to that, we don’t make anything thing that you would ever find in your home — any motors that you would ever find in your home.  There are a lot of motors in your home, but they’re made by other people.

And back to the energy efficiency question, a third of all of the electricity that’s generated in the world is used to run motors like those we and ABB make.  And the most immediate impact that can be had on our environment with respect to energy consumption is conservation.  And the products that we make, the high-efficiency motors we make, we have the highest overall efficiency of any line of motors, anywhere in the world.  And, we can have — customers can have an immediate impact on their cost and an immediate impact on the global use of electricity by using high efficiency motors, and especially Baldor high-efficiency motors since we have the broadest overall product line.

<A — Joseph Hogan>: Yeah, John’s got it [inaudible]..

<Q — Andreas Flütsch>: Thank you.

Operator:  The next question is from Mr. Manuel Rentsch Swiss Radio.  Please go ahead, sir.

<Q>: Hello.  My question is about the legislation. I wonder when that similar legislation right now in the U.S. we’ll either have in Europe.  Can you make, say, what sort of plans in that point?  And second question is about jobs.  You’ve mentioned the synergies and so on: how many jobs might be lost and what does it mean for here in Switzerland?

<A — Joseph Hogan>: On the legislation from a European standpoint was your question?

<Q>: Exactly.

<A — Joseph Hogan>: It’s at June 2011, and then the next phase is 2015, so different level of energy efficiency at that point.

And you talked about the synergies, and I think you said job replacement is what your question was.  So this is a growth acquisition.  There’s obviously going to be some displacements as you look at G&A and different costs that — overall, this is, we combine these businesses and we look at growth and this is not about reducing employment significantly in any one of the businesses.

<Q>: Okay.  Thank you.

Operator:  The next question is from Mr. Simon Smith from Credit Suisse.  Please go ahead, sir.

<A — Joseph Hogan>: Hi Simon.

<Q — Simon Smith>: Hi.  Thank you for taking my question.

<A — Joseph Hogan>: Yep.

<Q — Simon Smith>: I had a couple of questions about what you could do to improve the deal from a sort of an interest and a tax point of view.  If I look at the metrics of the deal, it looks like it will potentially be a lot better from a starting at EBIT point of view than if you start at net income — and I note the Baldor’s paying interest of around about 8%, and it seems to have tax of about 36.

And I just wondered, as part of the deal have you looked at the potential to improve that.  I see in the statement you’re talking about taking on the debt of 1.1 billion, but I presume you will look to refinance that.

<A — Joseph Hogan>: Simon, those are two obvious areas that we think we can help with, both what the debt ratings are and the debt yield, and also with the tax rate side is, and we are looking at those both as part of this whole deal.

<Q — Simon Smith>: And Joe, as reference points would it ....

<A — Joseph Hogan>: At this time, Simon, no, those are not included in the synergies right now.  So, there are outside the synergies but they’re certainly in our sights.

<Q — Simon Smith>: And in terms of what you could achieve on both of those metrics, I presume there’s no reason why that debt couldn’t be refinanced quickly down to your group cost and that you wouldn’t really expect the group to have an interest rate particularly different to your group rate?

<A — Joseph Hogan>: Certainly a strong option, Simon.

<Q — Simon Smith>: Okay, thank you.  And just one quick follow-up.  In terms of the synergies you have pulling through from the deal, it looks like you’ve got pretty limited synergies achieved by 2012, and given the very fast action we’ve seen you take in the previous program, should we not expect a little more to have come through by 2012?

<A — Joseph Hogan>: Really, we’re telling you, we’re giving you a net number here, Simon, including one-offs in the sense of some — we have about $50 million of integration costs and the majority of those are going to occur in 2011, and so you’re looking at a net number there.  But, I’d say we’re really presenting numbers here that we are confident that we can achieve and we’ll certainly push for more if we can.

<Q — Simon Smith>: Okay.  So, I’m misreading that chart that actually the sort of run rate by ‘12 would be 100, but you’re paying back for the cost of the ...

<A — Joseph Hogan>: That’s right. Exactly.

<Q — Simon Smith>: Perfect.  Thank you very much.

<A — Joseph Hogan>: Okay, Simon.

Operator:  The next question is from Mr. Colin Gibson from HSBC.  Please go ahead, sir.

<A — Joseph Hogan>: Hi, Colin.

<Q — Colin Gibson>: Hi.  Good morning, gentlemen.  Two questions if I may, please.  First of all Baldor, do you think Baldor is going to augment or dilute your group growth rate through this business cycle?

And the second question, I think inevitably this deal is going to be compared, by European investors at least, with the last major U.S. acquisition by a European electrical equipment company, and that was Schneider’s 2007 $6 billion acquisition of ACP (sic) [APC] , but that deal was on depressed target earnings and it brought something really new to Schneider’s portfolio they didn’t already have.

The same doesn’t really seem to be true here.  Baldor is, according to percentage expectations, is back nearly at peak earnings already this year and, well, you already have quite a big electric motors business.  So, if I think about the Schneider acquisition, that was a deal the market didn’t like initially but learned to really like.  What’s the attraction of this deal, as I say, given that neither of you have depressed target earnings or anything really new that it’s bringing to the portfolio? What am I missing?  Thanks.

<A — Joseph Hogan>: Colin, first of all, you asked about is growth rate.  Over the next couple of years we’re expecting a growth rate between 10 and 15% for Baldor.  So that’s actually going to be complementary to what our growth rates we anticipate are going to be over the next few years, so it’s actually accretive from a revenue standpoint.

Then you talked about the Schneider APC deal, which is kind of legendary in the sense of, I think, the analyst community and what was done there.  That obviously brought Schneider into what I call the data center, the

UPS kind of a marketplace.  And, obviously from our Chloride expedition that I’d call it that we did, we understand that market well and appreciate it.

But, you say that brought something new to Schneider, actually that brought a new market to Schneider.  I’d say this brings a completely new market for us.  We have not participated at all in the North America NEMA motors marketplace; we haven’t.  And consequently our drives business has been really hurt because we haven’t had that kind of channel access to the U.S. market.  So, this is a completely new part of a market for us and also a product area that we’ve been deficient in for years.  And so it’s a great opportunity for us.

The mechanical power and transmission piece is another gap.  When you look at — we talk about how that fits with Discrete Automation and Motion, and it does, but it also fits very well with our process automation business also.  They’re in paper and pulp, they’re in mining, they’re in petrochemicals.  They’re in all the market segments internationally that we see in that MPT business, and so I look at this as completely different than you do, Colin, and I think this is a, really a new market for us.  It’s a market, the North American marketplace, that we have not penetrated well as a company for a lot of reasons, both IEC standards and NEMA standards, we’ve avoided as part of the ABB culture for years; I don’t quite understand why.  But the U.S. still stands at 25% of the world’s GDP.  We need to have a stronger presence there and this certainly provides it on the Discrete Automation and Motion side.

<Q — Colin Gibson>: And just — thanks, Joe, for that.  Can I just ask one very quick follow-on?  It’s a question that’s got to be asked, so I might as well.  The last — I think prior to this deal, ABB’s biggest U.S. acquisition in history was the one that almost bankrupted it, because it was Combustion Engineering.

<A — Joseph Hogan>: Yeah.

<Q — Colin Gibson>: So if — I don’t suppose Baldor has a lot of exposure to asbestos, and if it did, I’m sure you’d have thought about that already, but can you just give us a quick picture in terms of contingent liabilities you think Baldor is facing?

<A — Joseph Hogan>: Yeah that’s a great question.  Obviously, through the due diligence and working with John and his team, we’ve addressed that.  First of all, there’s no systemic use of asbestos that’s ever been shown in Baldor’s products.  So, unlike Combustion Engineering, that used it as a part of the products in some way that really invites a pretty big liabilities we all experienced, in this sense, the core product of Baldor never had this.  And so as we’ve assessed this, we don’t see any increased liabilities from an ABB standpoint overall related to asbestos.

<Q — Colin Gibson>: That’s great, Joe.  Thanks a lot.

<A — Joseph Hogan>: Okay.  Thanks Colin, see you.

Operator:  The next question is from Mr. Martin Prozesky from Bernstein.  Please go ahead, sir.

<A — Joseph Hogan>: Hi, Martin.

<Q — Martin Prozesky>: Hi good morning.  A few questions, please.  More or less, on the strength of the business, if I look at the chart on page 10, what do you ascribe the sort of strength of Baldor to in the market?  Is it the way they go to market?  Is it the product quality?  Can you give us some more color on the chart on page10?

And similarly around synergies — and I see the revenue synergy is expected to represent half the synergies going forward — can you give some more color on how much of that is ABB drives into the U.S. and customer base versus taking more of Baldor globally, and how hard will it be to take the brand global?

<A — Joseph Hogan>: First of all, from a strength of the business standpoint — I know I keep saying, right, when I worked at General Electric, Martin, I competed against Baldor and I can tell you, Baldor is, I think, the strongest externally focused industrial company I have ever seen.  When you look at the way John and his team go to market in the sense of how they can supply motors, customized motors in a very short period of time, their whole manufacturing system is set up to be able to deliver any size motor you want almost any color motor you want, exactly when you need it.  They have strategically placed distribution centers really close to really important customers and distributors, and it’s been very hard to be able to beat them direct over the years.

And then, obviously, they service their customers really well.  When you look at chart 10, you can see what that preference is, and that’s some of most recent update on that side.  But look, I am on the outside looking in.  If John’s still on the line, I’d let John comment too on his experiences and how he has been able to lead a company with such a strong external focus.

<A — John McFarland>: Well, we have worked very hard to build in the marketplace a preference for our product, and the chart that’s shown on page 10, there’s only one of many.  There have been many, many studies done over the last few years where they — essentially the question is asked, if you only had one choice in motors, who would you choose, and Baldor has finished first in, I think, every one of those studies, maybe with the exception of one, and finished first ahead of some very fine companies — Regal Beloit and Siemens.

Certainly, Siemens and GE and Regal are all strong companies.  But over the years, we’ve had a good strategy of trying to build the very best motor that you can buy, as opposed to the cheapest motor you can buy, to build a product that is high in efficiency, uses a minimum amount of electricity.  We make it easy to buy, we make it available quickly from either inventory in one of our 40 warehouses throughout the United States or through our production system, where our lead times for a customized product is only two weeks.

And that, and a whole variety of efforts that take place at the local level by a large and very effective sales force, has been successful at creating preference in the marketplace.  And, as we’ve talked to our customers who resell motors, the thing that they want to do is they want to sell the product that their customers prefer to buy, and in the United States, that’s Baldor.

<Q — Martin Prozesky>: Great.  Thank you.  And on the synergy question, how much of these synergies that you expect to come out of ABB drives into a much larger customers base in the U.S. versus Baldor globally?

<A — Ulrich Spiesshofer>: Good morning Martin, this is Ulrich Spiesshofer.  Let me try to answer this question.  If you look at the top line synergies, which will have an EBITDA impact of above 100 million, you can easily say that about a third that comes from low volume drives penetration in the U.S., the other third comes from selling more motors and getting motors ramped up.  And the other one is in the mechanical power transmission piece that we’re going to take global and roll out, together with some other offerings that Baldor has, so about a third of the synergies we would get outside of the U.S., two-thirds would be in the U.S. and the split between the products I just laid out.

<Q — Martin Prozesky>: Great.  Thank you.

<A — Ulrich Spiesshofer>: You’re welcome.

Operator:  The next question is from Mr. James Moore from Redburn Partners.  Please go ahead, sir.

<Q — James Moore>: Good morning, everyone.  It’s James Moore at Redburn Partners.  A few questions on mix, as you’ve got some quite ambitious margin targets to hit your year three WACC.  So, it seems to me that the mix of selling more drives and the mix of more energy efficient motors is quite important here.  So, would you be able to say what proportion of Baldor motors are sold today with a third-party drive versus motors of just pure standalone product?  That’s my first question.

Secondly, what proportion of motor sales in 2010 are the new higher efficiency standard and what proportion do you expect from EISA, say, in 2012, and what is the margin difference?  Is your confidence about the fact that you’re going to end up selling a load of motors at 25% margins versus very little today?

And thirdly, could you say what the energy efficiency difference is between Baldor versus ABB, versus its competition, versus the standards as a percentage or any other metric?  Just trying to get a feel for what the actual difference in energy efficiency is here?

<A — Joseph Hogan>: Hey James, I’m impressed that you’re going to work on your spreadsheet with the energy efficiency of motors.  So, we’ll work and give you that data.  On the first, on the percent drive with motors, I can’t really tell you that; maybe John knows.  But I know that they talk to customers, they work with customers today, they purchase about $500 million a year of drives, and I think if you look at Baldor’s records at all, maybe Baldor sells about 50 million drives through that.  And so if you look at there about a $2 billion North American drives market, we quoted that we normally carry a market share of anywhere, 15% and up, it’s a good entitlement for us in that marketplace when you look at what the sales channels are.

On the percent efficiency, the higher efficiency motors of 2010, ‘12, I’ll let Uli be able to tell you exactly what that is.

<A — Ulrich Spiesshofer>: Great.  You can assume that about a quarter of 2010 expected revenue will be based on the premium efficiency offering already, and that will ramp up over the next couple of years to about 80%, so that that will be a very, very significant share of future business.  In 2012, that was your specific question, we think it will be about, somewhere between 70% and 80%; that’s what you can expect.

<Q — James Moore>: And is there a margin difference between that?

<A — Ulrich Spiesshofer>: There is, at the moment, a definitely a cost difference in producing these motors and Baldor has been able to realize the same quality of margin and we are aiming to do that the same in the future.

<A — Joseph Hogan>:  John, if you’re still on, do you know the energy efficiency difference between current motors? And I know this would have to be a generalization, because there’s different voltages of motors in different sizes, but in general what it would be?

<A — John McFarland>: Well, no, I really don’t — not between Baldor and ABB.  The difference between a Baldor high-efficiency motor and a standard efficiency motor, obviously, is going to vary by rating, but it’s a couple of points of efficiency.  But when you consider that motors consume almost a third of all of the electricity that’s generated, a couple of points of improvement is substantial.

I think the real competitive advantage that we have is that we have a broader product line than most people in the high efficiency market.  Most people have always focused on a pretty narrow range of high efficiency motors and we’ve felt like that if a company adopted a strategy of using high efficiency motors, they should be able to buy every motor they purchase in that design, and so we’ve developed a very broad range compared to what others have.  And that has really been a successful strategy for us and one we’ll continue to have in the future.

<Q — James Moore>: So I had just one quick follow-up.  I didn’t understand the margin point.  Just to be clear, are you saying that the energy efficiency margins are higher or lower than the standard and could you say how much?

<A — Joseph Hogan>: We haven’t quoted margins. James, as you work with us, we — let’s say they pull down margins by product line and so let’s say we sell it and they have higher costs, as we already indicated, they have a higher price, and we don’t look at it as margin dilutive, and that’s as far as we want to go.

<Q — James Moore>: Okay.  Thank you very much.

Operator:  Next question is from Mr. Alfred Glaser from Cheuvreux.  Please go ahead, sir.

<Q — Alfred Glaser>: Thanks and good morning.  Could you please give us more precise overview of where Baldor is active currently outside of the U.S.?  And second, going forward into the future, how much sales could you expect in Baldor products in five years’ time all through the cycle in the future, outside of the U.S. again?

<A — Joseph Hogan>: Do you want to take that question?

<A — Ulrich Spiesshofer>: Yes.  Let me try to respond to the first one.  If you look at Baldor, the key asset is really focused on North America.  At the moment, there’s about 80% of the revenue is based in the U.S.  There’s another 10% in Latin America and Canada, and the rest of it is in Europe and Asia-Pacific, split by about two-thirds in Asia-Pacific and one-third in Europe.

<Q — Alfred Glaser>: And then sales outside of U.S. in the future, go out three or four years?

<A — Ulrich Spiesshofer>: If you look at it, there’s a tremendous opportunity in a couple of different areas.  The one is there’s a NEMA motors market outside of the U.S., for example in the Middle East and the Middle East  has a very good — ABB has a very good presence today already and we think we can help our customers down there jointly with the NEMA motor offering and our sales presence there.

The second point is, if you look at the mechanical power transmission business, there are a lot of big mining, minerals, processing markets all around the world, where our excellent distribution network, combined with the wonderful Baldor product offering really will enable us to attract very significant double digit growth over the years to come in mechanical power transmission outside of the U.S.

<Q — Alfred Glaser>: So, you expect to do maybe a few hundred million in revenues with these products outside of the U.S. and then outside of Canada, or do you think you can do 1 billion more?

<A — Ulrich Spiesshofer>: I think what we- our aim is definitely to have at least the same size of business outside of the U.S. as we have in the U.S. in the foreseeable future.

<Q — Alfred Glaser>: Thank you.

Operator:  The next question is from Mr. William Mackie from Berenberg Bank.  Please go ahead, sir.

<Q — William Mackie>: Yes.  Hello, good morning, Joe and John and the others.  A couple of questions please.  First of all, earlier in the presentation you provided a chart of where you have complementary product ranges.  Could you just throw a little light on the proportion of sales product that is actually overlapping between Baldor’s portfolio and ABB’s portfolio?  Because I think roughly your ABB motors business and generators business is about 1.6 billion, so you’re doubling the size of it.  But there must be some direct product overlap and ABB in the past has had an excellent track record of standardizing factories and manufacturing capability around product lines.  So I’d just be interested to know what the level of overlap is between product capabilities in the two companies.

Secondly, do you envisage any regulatory issues going forward at all in any of the areas?

And thirdly, and sorry to ask it in this forum, but this is perhaps your third large transaction to begin the process of leveraging the group’s balance sheet.  What does the pipeline look like for additional transactions?  Thank you.

<A — Joseph Hogan>: Well, William, first of all, there’s less than a 10% overlap in your first question, when you really compare how things are, and again, I think our — the chart that we have on chart 16 really shows you  that.  There’s a true uniqueness here and I think the uniqueness really lies in the sense that we’ve been in this specific market almost absent from North America for years; we’ve really never participated, so it fits really well in that sense. And that’s one of the — when you talk about a growth acquisition, it’s one of the major reasons that we’re very confident about that and it’s because we see the opportunities from a growth standpoint more than the overlap piece that you talked to.

On the regulatory issues, I don’t really anticipate anything.  We think this will go through smoothly.  I think it’s kind of obvious in the sense when you look at market shares of Baldor and our participation in this marketplace, too.  It’s largely a U.S. deal, and that’s what we’ll be focused on.

I think you asked me about, really, what do you do with the rest of your cash or what are you thinking of, any large transactions.  I obviously can’t, William, give you any indications of something large or whatever.  But this is obviously a good sized deal; it’s going to consume a lot of leadership and management time, as we work together with John and his team to bring the companies together, and management will certainly be focused on that.  But we’ll continue to look for opportunities out there, because we still have a strong balance sheet.  We also understand, all of us, and you see that the easy part of this will be done when the transaction’s closed.  The tough part is always how do you integrate it and make sure you integrate it well when you fit this piece in.  We’ll certainly be focused on that over the upcoming months.

<Q — William Mackie>: Could I just make a couple of follow-ups then in that case?  Specifically with regard to revenue growth, you’ve highlighted the 10 to 15% growth potential in efficient motors.  What about the other one-third of Baldor’s portfolio?  How do you see the growth profile across the separate product areas in the mid-term, i.e., the sustainable growth prospects for the group as a whole?

And then just coming back to synergies, again, it looks as if the synergy potential that you’re looking for is only about, on the sales side is only about 3% of the incremental sales in North America and less than that for the combined entity.  How do you arrive at those numbers and given the strength and breadth that you have of your distribution networks, why aren’t you more ambitious?

<A — Joseph Hogan>: [inaudible] 43:46), first on the revenue growth side, for the next couple of years, we’re looking at 10 to 15% growth is what we’re forecasting as we bring the two companies together.  And then in the out years, you’re talking about mid-term or longer, mid-term, 5 to 10%.  And why?  That’s going to be depended upon the U.S. economy, how the U.S. economy grows.  And my anticipation, you can’t have the U.S.

economy growing at 2% long-term.  I think we’re going see an increase.  And as we mentioned, we think the demand pattern is going to be about 2x GDP, and I would put it in that range of 5 to 10%.

In the sense of synergies, I think  if you did the calculations on revenue synergies, it’s about 4%, rather than 3%.  I’d say what we’re doing here is that we’re really, through intense due-diligence we put on here, we’re very confident, in sense of being able to achieve.  Could be there opportunities of revenue synergies beyond that?  I think certainly.  But again, as we’ve done our financial modeling, as we’ve consummated this deal, we wanted to keep the high probability ones in scope here.  We will continue to look at opportunities that are certainly there, to try to expand that also.

<Q — William Mackie>: That’s great.  So, last very last question: Baldor has been built up through series of acquisitions over the last four or five years, and part of the success in expanding the margin has been the integration of those businesses.  In your due-diligence, do you see that that process is completely over?  Is the portfolio that you’re looking at within Baldor as is, or is there still an ongoing rationalization process?

<A — Joseph Hogan>: William, first of all, I think if you look at Baldor, there’s one significant acquisition that they did with Rockwell.  We’ve worked really closely with John over the last several months understanding and I’d tell you they’ve done an excellent job on the integration.  When you look at the costs they’ve taken out of that business, they’ve really been able to grow it.  Since coming out of the recession they’ve done a tremendous  job.  There’s still more work to do; John and his team will tell you that, but I have to tell you they have a really good run rate right now and big, tremendous credibility in the sense of the way they’ve brought those acquisitions together and really mad them work.

<Q — William Mackie>: Okay.  Great, thank you very much.  Good luck.

<A — Joseph Hogan>: Yeah, thanks.  Thanks, William.

Operator:  The next question is from Mr. Gaël de Bray from Société Générale.  Please go ahead, sir.

<Q>: Thanks, good morning everyone.  Thank you for taking my questions.  Well, I’m sure that there have been some pre-buy of premium efficient motors in advance of the December 19th implementation date for new efficiency standards.  So maybe how do you see the inventory level at your distributor customers at Baldor in the U.S. right now?

The second question should be around the margin development next year.  How easy do you think it’s going to be pass on higher total costs to your customers through price increases in 2011?

And maybe a final question on the replacement market, you said that new efficiency standards will require around 1.4 million motors a year to be replaced.  But maybe could you give me a rough idea of what’s the total motor installed base right now in the U.S. and what’s Baldor’s own installed base in that market?  Thank you.

<A — Joseph Hogan>: John, you still on?

<A — John McFarland>: Yes.

<A — Joseph Hogan>: Could you take our first one on the pre-buy?  I think I know how you’re going to answer that, but I’d be interested to hear it, if the pre-buy of high efficiency motors and what that might be on the distribution level?

<A — John McFarland>: We have seen some pre-buy, but people aren’t pre-buying the high efficiency motors; they’re pre-buying the lower efficiency motors that we’ll no longer be able to manufacture after December 19th.  Not only will we not be able to manufacture them, no one will be able to import them, either alone or as part of a piece of equipment.

We’ve seen a very moderate amount, up to this point a couple of million dollars, so nothing that we feel like would have a big impact on our performance in the first quarter.  We would expect that there would probably be a little bit additional, as we get closer to the December 19th implementation, that we will see a little bit more.  However, we have followed the strategy of converting early and a very effective strategy, I might add.  We started early in the year converting over to the new motors and converting our customers, and for that reason, we’re seeing really, we’ve seen really strong growth the last three or four months of the high efficiency motors.  So most people are switching early; we wouldn’t anticipate a very large pre-buy.

<A — Joseph Hogan>: And then the second question was the margin development in the sense of how passing more raw material costs on this thing.  Would you say that there’s -Baldor has a strong position and through our association with John and his team, he’s been able to keep his margins ahead and pass on price increases, and I think there was, John, most recently you guys had an announcement, or at least an indication of anywhere between a 5% and a 8% price increase that was directly addressed to raw material price increases.

<A — John McFarland>: That’s correct.  We are implementing now a price increase that will be effective on the 1st of January.  It’ll be between 6% and 7% and we have a long history of effectively implementing price increases when we can justify them based on higher material cost and certainly, with copper prices where they  are today, we can justify a price increase.  And so we would expect we’ll have the same 20 people that will argue about the price increase that we have every time we have them price increased, but we’ll overcome their objections and we’ll implement the price increase on the 1st of January.

One other just — let me comment one more comment about price increases and about our customer base.  We have a very large customer base, with almost half of our sales going to people who are selling replacement motors.  This is very high for any motor manufacturer, and generally when people who are selling replacement motors is not as concerned about the price, as people who are buying motors for use in equipment.  And so, we’ll implement the price increase without any problems.

<A — Joseph Hogan>: And John, that installed base?  The overall size of that installed base?

<A — John McFarland>: Well, I’ve seen — I would say that the largest population of motors in use today in the United States, certainly up to about 100 horsepower, would be Baldor, and we have a large market share that we think is probably twice that of our nearest competitor.  And so, naturally, we have more motors installed in the U.S. than anyone else.

As far as how many motors there are, I’ve seen a lot of theories on how many motors there are, that there might be as many as 100 million motors in use, but I don’t really know how many there are.  But I can tell you that anywhere there’s movement, there is a motor, and there’s movement all around us, and it starts when you get on the elevator that go up to your office.  It’s a Baldor motor that drives the elevator up and down and opens and closes the door.  It’s a Baldor motor that will pump the water to the roof.  It will be a Baldor motor that will run the air conditioning system.  And then it’s Baldor motors that were on all of the equipment it made those things.  So, there’s just motors, millions and millions of them; they’re everywhere.  Thank goodness.

<A — Joseph Hogan>: I’m right with you, John.

<Q>: Okay, thank you.  Just to premise on one thing, you said you’re going to grow the business 10 to 15% next year.  But half of it will come from price increases reflecting higher raw material costs, so that is just 5 to 7-ish underlying market growth?  Is it right?

<A — Joseph Hogan>: Our plan is more than 15% overall.  How much is going to be price, how much is going to real volume, I think we can get at that another time, but we’re confident of that more than 15% that we talked about.

<Q>: Okay.  Thank you.

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Mr. Olivier Esnou from Exane BNP Paribas.  Please go ahead, sir.

<Q — Olivier Esnou>: Hello good morning.  Thank you for taking my questions.  Maybe three questions left; you may have answered that a bit earlier.  Just wanted to check how much of ABB’s sales is actually going to Baldor today, or sold or made in connections with Baldor sales?  That’s the first question.

Second question is on the opportunity to increase Baldor sales outside the U.S.  I think you mentioned earlier the Middle East opportunity: I was curious, do you think that’s a business where there is BRIC competition increasing, especially in the Middle East market, or do you think that type of activity you’re buying into is quite sheltered today from BRIC competition?

And last question: just curious to know what kind of hurdle rates you’ve used to come up with the 1 billion NPV.  Thank you.

<A — Joseph Hogan>: First of all, on the how much of ABB’s sales to Baldor today is less than $20 million, so not a huge amount in that sense.  When you talk about increased Baldor sales outside the United States, Uli just mentioned Middle East because it’s obviously a market where you see some of those standards being used — and the other parts of  the world too, but I’d again direct you back to the mechanical, the transmission piece.  That’s a part where I think throughout the world, we’re going to able to have much broader coverage than what we’ve really had in the past, and what John and his team could really bring together because of our footprint.  Lastly, our WACC rate that we use for this whole thing has been about 9%.

<Q — Olivier Esnou>: Okay.  Thank you very much.

<A — Joseph Hogan>: Yeah, and Uli has something to add.

<A — Ulrich Spiesshofer>: Let me just compliment your perspective on international expansion.  If you look at it to whom we sell outside of the U.S., I think there are two type of customers.  The one is the typical local customer in the Middle East and China and Europe and I already laid it out.  The other one is global customers like an Exxon and a Shell all around world.  If you look at how many motors a large global oil player buys a year, and if you look what we can offer in the future, I recently had a dinner with head of purchasing Exxon, and he said, if you guys only would have NEMA motors, then we would be great, we would have a even greater relationship with each other all around the world in all the installations that they have.  And guess what?  He is saying the same to John on the other side about our IEC standard, our European standard motors.  So, now with the portfolio that we have, basically Baldor’s offering fits like a glove into what we have today, if you add that up, we are also able to serve global accounts anywhere in the world much better than we have been historically.

<Q — Olivier Esnou>: Okay.  Thank you.

Operator:  Ladies and gentlemen that was the last question for today.

Joseph Hogan, Chief Executive Officer

We want to thank you again for joining us, and John, thanks for staying up and being able to address these questions too; we do really appreciate it.  Look, we’re excited about this from a ABB standpoint, from a shareholder standpoint, from employee standpoint, and also from our customer base, and we look forward in the coming weeks to be able to engage with you and explain more about our logic here and our excitement.  So, thanks again and we’ll talk to you soon.

Operator:  Ladies and gentlemen, the conference is now over.  Thank you for choosing the Chorus Call facility, and thank you for participating in the conference.  You may now disconnect your lines.  Goodbye.

Analysts and Media Conference Call

Held at 4:00 p.m. Central European Time (10:00 a.m. Eastern Standard Time)

On Tuesday, November 30, 2010

MANAGEMENT DISCUSSION SECTION

Operator:  Good morning or good afternoon. I am Myra, the Chorus Call operator for this conference. Welcome to the ABB Media and Analyst Conference Call. Please note that for the duration of the presentation, all participants will be in listen-only mode, and the conference is being recorded. After the presentation, there will be an opportunity to ask questions. [Operator Instructions]

At this time, I would like to turn the conference over to Mr. Joe Hogan, CEO of ABB; and Mr. Ulrich Spiesshofer, Head of the Discrete Automation and Motion Division. Please go ahead, gentlemen.

Joseph M. Hogan, Chief Executive Officer

Thanks for joining us on this call to update you on our acquisition of Baldor, who is a leading manufacturer of industrial motors in the North American marketplace. I’ll be referring in my comments to the presentation available on our Web site at abb.com.

Chart 2 is our, as usual, is our Safe Harbor text covering any forwarding-looking statements made today. If you move now to Chart 4, you’ll see why we think this is such a great deal for ABB and Baldor.

First of all, with this transaction we’re in one move acquiring the market leader, and significantly strengthening our automation presence in the world’s largest industrial economy. Baldor and ABB have a highly complementary product offering in the industrial motion space around motors, drives, generators and mechanical power transmission.

Baldor has very strong brands, outstanding market access and solid relationships to a loyal customer base. The synergy potentials are also attractive. We see at least 200 million a year contribution to EBITDA by 2015, with two-thirds of that coming already by 2013.

Baldor brings a proven track record in operational excellence and integration of its own significant North American acquisitions, and in terms of value creation, we expect the deal will create more than 1 billion in shareholder value, with an immediate positive impact on EPS in the first year. In sum, it’s a great deal for customers, shareholders and we feel for employees.

Chart 5 shows a quick summary of the transaction. In a deal approved by both companies’ Boards, ABB has agreed to pay 63.50 a share for all of Baldor’s outstanding shares, which is a premium of approximately 40% over yesterday’s closing price.

It values the deal at about 3.1 billion on an equity basis. We’re also assuming 1.1 billion of net debt. That’s bringing the total enterprise value to $4.2 billion. We’ve worked closely together with Baldor’s management over recent months, and have established an excellent relationship.

Baldor’s Board is fully supportive of the transaction, and will recommend acceptance of this deal. It’s an all-cash offer that we expect to close in the first quarter of 2011.

Now let’s move to Chart 7 for an overview of Baldor. The company is based in Fort Smith, Arkansas, and employs more than 7,000 people in several countries around the world. Baldor is expected to generate revenues of 1.7 billion this year, and the chart shows how that breaks down by business line.

Moving to Chart 8. Baldor is among the leading players in the North American industrial motors market serving a wide range of industries with its leading Baldor Reliance, Dodge and Maska brands. As you can see, the company has access to the market primarily through OEMs and distributors, which will be key to ABB and Baldor’s growth development. I’ll come back to this shortly.

Let’s take a quick look at Chart 9 at some of the industries where Baldor plays with its offering of industrial motion products, petrochemicals, food processing, mining, pulp and paper, all areas where ABB is also a key player with our complementary automation solutions.

Chart 10 gives you an overview of Baldor’s close to the customers business model. The company has consistently had the strongest reputation in sector, supported by a comprehensive North American footprint of manufacturing, sales and logistics.

Turning to chart 11. Baldor has turned in an impressive record of growth and profitability in the last few years. It’s been a strong performance, even through the downturn, and we see today that growth is recovering well, with revenues expected to be back at pre-crisis levels next year. The operating margin is a record high this year after nine months, with more to come thanks to the company’s excellent operational execution and solid growth prospects.

In Chart 12, you see how the transaction supports our strategy in the newly realigned Discrete Automation and Motion Division. As we said at our Capital Markets Day in September, one of the key planks to this division going forward is to fill in regional weak spots in Industrial Motion businesses. In particular, we wanted to close the NEMA market motors gap, and the announcement made today marks achievement of that goal.

The industrial motion market is key for the DM division, and Chart 13 shows how we see this business. Basically, Industrial Motion covers products and services around movement and control in industrial applications. It covers, for example, motors, drives, generators and mechanical power transmission products like bearings and gears. The markets served range from industry and utilities all the way to transportation. Altogether, we’re looking at about a $35 billion global market.

Chart 15 shows how this transaction positions ABB as a global leader in the industrial motion market. First, it completes our offering for energy efficient solutions through Baldor’s strong position in premium efficiency motors, combined with ABB’s leading drive portfolio. Second, it closes the gap in our motors offering by bringing the NEMA standard into the ABB portfolio, as well as opening ABB’s IEC segment to Baldor.

And third, the deal represents a big step towards achieving our goal of increasing ABB’s exposure in North America, to bring our presence in these key markets more in line with the region’s importance in the global economy.

Chart 16 shows you in more detail the complementary aspects between ABB and Baldor in the industrial motion space. As I’ve already mentioned, Baldor brings a strong position in the NEMA motors segment, while ABB’s strength lie in the IEC and large motors areas, especially above 15,000 horsepower. ABB has a great offering in generators, which we expect to bring now to the North America market alongside Baldor’s presence in mobile gen sets.

Baldor’s Mechanical Power Transmission business, which is about a third of the company, is a natural fit with motors and drives, since wherever you have a motor you need transmission equipment to use the motor’s energy efficiently and effectively. Finally, you have a service component where ABB has a strong presence that we think can build on as we sell more motor and drive combinations. We expect this to open additional opportunities for our replacement and spare parts business.

On Chart 17 we’re also excited about this deal because the timing is great. As you know, energy efficiency is an increasingly important issue for industries as they try to bring down cost, improve productivity and line up with increasing legislation in this area.

The combination of motors and drives can cut about the amount of electricity consumed up to 70%, which brings a very attractive payback period averaging about two years. Our estimates are that as a result of rising energy costs, new legislation and higher prices for more efficient equipment, demand for our energy efficient industrial automation solutions will grow at least twice as fast as GDP over the mid-term.

If you turn to Chart 18 and take the U.S. as an example, the Energy Independency and Security Act is scheduled to come into force in just a few weeks. Under the terms of the legislation, new industrial motors at certain power ratings purchased after that time must deliver new and higher efficiency levels.

When you consider that some 1.4 million industrial motors a year need replacing in the U.S. alone, that means a significant opportunity for a leading supplier like Baldor, and in fact, they’ve already seen a positive impact and we expect that to continue into 2011 and beyond. It’s also important to note that similar legislation is expected soon in Canada, Mexico, Europe and China, so this opportunity will remain attractive for some years to come.

Chart 19 gives you a better view of how we expect to sell ABB’s complementary offerings by building on Baldor’s excellent market access. On the left, you see the kinds of products that ABB can sell into the North American market from drives and large motors to softstarters and contactors in our low voltage products division.

Now look at Baldor’s market access. In their Motors business, a regional network of 35 sales rep entrepreneurs oversee some 400 field sales people. Its best-in-class market coverage in this sector is something that is all but impossible to copy.

These sales resources are focused on about 6,000 OEMs, and 4,000 distributors covering the whole North American machinery market. Add to that a direct sales staff for the mechanical power transmission piece, and you really have an outstanding base for ABB to penetrate the market with its leading automation offering.

Moving to Chart 20. As I mentioned a moment ago, Baldor’s Mechanical Power Transmission business is an attractive segment for ABB, and a natural fit with the Motors and Drives business. Baldor’s MPT businesses generates about $500 million in annual revenues with 15% of sales outside of North America.

The margins are quite attractive, and it’s already a global business, meaning Baldor already provides an offering with international specifications. So it’s an obvious opportunity to use ABB’s access to global markets to grow this business further.

Geographically, Baldor and ABB are also a good match, as shown in Chart 21. The combined revenues of Baldor, plus our Discrete Automation and Motion Division in North America amounted to just over 2 billion in 2009. As you can see, Baldor is about twice the size of our DM division in the region. Outside of North America, Baldor has a relatively small share of combined revenues. That’s clearly an opportunity for both.

Chart 22 highlights what I said earlier about expanding our presence in the North American market. Based on 2010 estimates, the combined Baldor and ABB businesses will grow about a third, and add Baldor’s 6,000 North American employees to ABB’s 10,000 strong employee base.

Now let’s take a look at the synergy question. Chart 24 breaks down the cost and revenue synergies, as well as the timing of those synergy gains from 2011 to 2015.

As you can see, we’re estimating total synergies of about 200 million a year by 2015, with a breakdown between cost and revenue synergies at about 50-50. Two thirds of the cost synergies are expected within three years, and consist mainly of sourcing savings as we bring ABB’s global supply infrastructure to support Baldor’s manufacturing base. There will also be some G&A savings, such as eliminating the cost of Baldor’s U.S. stock listing.

On the revenue side, we see a contribution to EBITDA of some 100 million on a combination of cross-selling ABB products into the North American market, as well as accelerating the globalization of Baldor’s market presence. In total, we see the transaction creating at least 1 billion in shareholder value.

In the next few charts we show some of the synergy examples we expect from this transaction. On Chart 25, you can see that Baldor’s customers today buy some 500 million worth of drives every year. ABB’s share of that is still very small in the U.S.; globally, however, we have a market share in the area of 15% to 20% with drives, so we see no reason why we can’t duplicate that in North America.

Chart 26 shows the opportunity for selling Baldor’s mechanical transmission products through ABB’s global sales channels, and to some of the key process industries where ABB is a leading player: Cement, mining, oil and gas, paper and pulp, plus the attractive food processing segment, where our DM division can offer complete automation packages, including robots.

And then Chart 27 shows two sectors where ABB has enjoyed strong growth in the last few years. As you’ll recall from our Capital Markets Day this year, we have targeted the wind and rail sectors as key end markets where ABB can offer a strong combination of both power and automation solutions.

The Baldor acquisition provides an opportunity for ABB to use a strong local manufacturing base to penetrate these markets in North America, especially when it comes to generators, traction motors invertors and electrification in these areas.

Chart 29 summarizes the key value creation levers that I’ve just discussed. In addition, we see a low risk integration for Baldor.

The strong management team is enthusiastic about the deal, and looks forward to the growth opportunities the combined businesses will provide. They and the rest of the Baldor employee base will play a key role in making this a success. We intend to achieve the cost synergies without disrupting the very successful business model Baldor has developed, and we’ll move ahead with a common plan and a common set of metrics and incentives.

On Chart 30 this is a deal as a confirmation that we’re delivering on the strategy we presented in September. We retain our M&A focus on the core power and automation businesses, filling critical gaps in key products and geographical segments.

We fulfilled our return criteria with a transaction that delivers a cash return above WACC within three years, and that’s NPV positive it will deliver more, as I said before, than 1 billion in shareholder value. On top of that, it’s EPS accretive from day one.

Let me conclude on Chart 31. This is an exciting deal for both ABB and Baldor. It creates a leader in a 35 billion global market for industrial motion solutions. It’s a great strategic fit with a complementary offering that strengthens ABB’s position in the key North American automation market, while providing Baldor with a platform for accelerated global growth.

The timing is right with energy efficiency legislation taking effect in the United States, and more to come in other parts of the world. We see a market growing at 10% to 15% a year in the mid-term. The synergies are significant at more than 200 million a year, and the deal is financially compelling, generating more than $1 billion of shareholder value.

With that, I’d like to conclude my remarks and like to turn it over to John McFarland, who’s on the line who’s the Chairman and CEO of Baldor, and John would like to make some comments. Go ahead, John.

John McFarland? John might be tied up with his own employees at the moment

Operator:  [Operator Instructions] Mr. McFarland, your line is open.

John McFarland, Chairman and Chief Executive Officer, Baldor

Hello.

Joseph M. Hogan, Chief Executive Officer

Hi, John. Thanks for joining.

John McFarland, Chairman and Chief Executive Officer, Baldor

Sorry about that. We’ve had a little bit of phone trouble this morning, but good morning to everyone, and thanks, Joe, for having us on the call this morning. And I just wanted to start out by saying that Ron and I are both excited about becoming part of ABB. We think that the strength of Baldor and the strength of ABB really fit together well.

We have the leading market share in North America in motors. ABB is one of the leaders in drives and the two together, I think, make a very powerful combination.

We also are excited about the Mechanical Power Transmission business. It’s a profitable and growing business for us, but it’s mostly North American based. The availability of the extensive ABB sales network throughout the world will really help us accelerate the growth of this product line in the international market.

For anybody that doesn’t understand the power transmission products, they’re almost always used with motors, and so the extensive motor distribution network that ABB has should really find it easy to sell mechanical power transmission products.

We’re also very excited about, and we’ve talked about this before, the Energy Independence and Security Act that becomes effective on December the 29th. This implements energy efficiency standards for electric motors that are higher than the current standards.

We’re completely ready with our designs. We’ve already switched our manufacturing over to these products. We’re making them this morning, and this is an area where we’ve long been a leader in the United States and in North America.

We still believe there’s probably going to be some people who aren’t ready who are selling in the U.S. today, and so we’re excited about the opportunity of picking up some market share, and growing our business with high efficiency motors.

Lastly, we think the transaction will be especially good for our employees. We’ve been out talking with our employees this morning and through the night, helping them understand the deal, and we’re getting very, very favorable response. We can easily absorb the additional responsibility that we’ll be given when the North American Motors and Generators businesses move to Fort Smith.

In our opinion, this transaction delivers for our three key constituents: Delivers good value to the shareholders; additional good products for our customers; and greater opportunities for our employees, so we’re really excited about it.

And with that, I’ll turn it back to you, Joe.

Joseph M. Hogan, Chief Executive Officer

Thanks, John. And with that, we’ll be happy to entertain any questions. One thing, Uli is here with me. Michel Demaré is stuck in Russia. We’re trying to get him out of there. He’s safe. Don’t worry about it, but he’s just a little hung up and so we had originally anticipated to have Michel on the phone, but if there’s any specific questions on that end, we have capability of answering them.

So we’ll open up for any questions.

QUESTION AND ANSWER SECTION

Operator:  [Operator Instructions] The next question is from Ms. Judy Delgado from Alpine Associates. Please go ahead.

<Q — Judy Delgado>: Yes. Good morning, gentlemen. I was calling just to ask what is the intention of ABB with regards to the sales force of Baldor?

<A — Joseph Hogan>: Well, Judith, you know the sales force of Baldor is a very important asset. They will come together with ABB, and so our intention is to retain this sales force wholly, and even if it needs to be expanded, to expand it also. This is a critical asset. Channel to market is such a critical item in the United States. It’s something we’ve been deficient in for years in Discrete Automation and Motion, and it’s an asset we’re really excited about, and I’d say this is an unmatched asset. John and his team have put together an incredible channel that we look forward to working with.

<Q — Judy Delgado>: And can you discuss the process that led up to the deal today?

<A — Joseph Hogan>: Well, I mean if you stand back from a macro standpoint from ABB, we have a strong process we call growth forward that we use every month to take a look at potential acquisitions. We talked at the Capital Markets Day to you about we look acquisitions across three major dimensions. We look at geography, and where opportunities are from a geography standpoint. We look at it from a product standpoint and also where we might deficient or have opportunities there, and we also look at markets and see what kind of markets we have opportunity in.

In this case, Baldor came up, one, because Baldor has such a great name and brand in the United States, and we have been under penetrated in the United States in Discrete Automation and Motion for years. And then secondly is from a product standpoint we have not had great NEMA success from a new motor standpoint, so they filled two of those gaps in that sense. And so there’s a strong process we have internally with ABB, and then we started discussions and dialogue with John and his team, and finally came to a conclusion around valuation that we would have a great fit.

<Q — Judy Delgado>: Okay, great. Thank you.

<A — Joseph Hogan>: Thanks, Judith.

Operator:  The next question is from Mr. Mike Halloran from Robert W. Baird. Please go ahead.

<Q — Michael Halloran>: Good morning, everyone.

<A — Joseph Hogan>: Hi, Mike.

<Q — Michael Halloran>: Just starting on a high level ABB question. How much more capital do you guys have or available to commit towards further deals down the line? And maybe talk a little bit about what kind of other opportunities are now that you’ve kind of filled that North America void on the Discrete side?

<A — Joseph Hogan>: Mike, first of all, we want to keep an A minus rating or so depending on how you look at it and keep that kind of financial integrity. With this deal, as I mentioned, this is a $3.1 billion equity deal, and then we assume $1.1 billion cash. We’ll decide exactly what to do with the debt. The debt is about 8%. Retiring that is not in any of the synergies that we have, and so we’ll take a look at that as it closes and see what makes sense.

As far as our capital deployment from here on in, we don’t necessarily change our process at all, Mike. I mean, we have again, a strong look every year in a sense of CapEx, and organic investing we want to make in the business, a consistent dividend policy going forward that we’ve adhered to over time. And then we obviously look at any organic opportunities to enhance the business, and we’ll continue to do that as we go forward.

<Q — Michael Halloran>: And I think, Joe, if I remember correctly, you guys were saying somewhere in that $5 billion plus of capital that you want to deploy towards acquisitions, I mean if you do the simple math that’s a couple billion left. Is that a fair way to think about it? Or do you think you have a little bit more capacity than that?

<A — Joseph Hogan>: Well, I think we don’t necessarily have to always be cash positive. I mean, there’s a certain amount of debt we could assume if we wanted to, but the great thing about ABB, we are a really significantly cash generating business where consistently over the years our cash is equal to EBIT. Through these acquisitions, we feel we’ll continue to do that, and so we look to keep generating cash in that way. But, Mike, I would say we’ve been, I think, we’ve been very consistent from a leadership standpoint in how we’ve communicated to the marketplace on our cash utilization. This deal should not come as a surprise to people either of size, in scope or geography and product.

And look, but we all know that the easy thing is announcing the acquisition, and the hard thing is the integration piece of making that work. And so we obviously know the leadership time and commitment that we have to make on the integration side to make this work, and there will be a lot of leadership time to spent to make sure that this is done well.

<Q — Michael Halloran>: Fair enough. And then on the revenue synergy side, maybe both thinking about it. ABB through Baldor’s distributed network, it seems like the big focus is on the drives because of the natural fit there. Are you seeing an opportunity push your motors through there as well? Or is this going to be the primary focus is on the drive side?

<A — Joseph Hogan>: No we see — we’re IEC motor people, but Baldor is above 15,000 horsepower. There’s been a gap there in the Baldor place. We have a very strong above 15,000 horsepower motors business. Also in the Mechanical Power and Transmission part that John just recently highlighted, we have significant channel to market from a global standpoint through our PA and our Discrete Automation and Motion businesses that we think we can leverage too. So look, drives is a great area of synergy, but obviously, motors, IEC motors large and small outside the United States and large in the United States and the Mechanical Power and Transmission businesses are really a great top line synergy opportunity for us.

<Q — Michael Halloran>: And then maybe the same question going the other route. It seems like your focused bringing Baldor’s products internationally is more in the Mechanical Power side, and maybe a little bit on the wind side. How much of an opportunity is there on the NEMA motor standard of bringing that more to an international market?

<A — Joseph Hogan>: No, no, there’s a great — when you deal with oil and gas customers that happen to work internationally on both the NEMA and IEC standards. For years, we’ve been asked that we wish you had a strong NEMA motors capability that could help to sell us our IEC. I think, John on the other end of the line would tell you that if he sees a major oil company in Houston, they’ll tell him the same thing in the opposite direction, which is, hey, you have great NEMA motors with Baldor, John, but we’d love to see an IEC capability. And so there are strong international customers we deal with today that look for a broader portfolio that will help us here, Mike.

<Q — Michael Halloran>: Great. I appreciate the time

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Mr. Andreas Willi from JPMorgan. Please go ahead, sir.

<Q — Andreas Willi>: Good morning. Thanks for taking the questions. My first one would be on your general strategy on the U.S. industrial market, NEMA market. Is this the first step of potentially more? Or is this what you need basically to get to where you want to be in U.S. standards in industrial? The second question relates around the timing of the deal. ABB had this weakness for a very long time.

What gave you the impetus to do it now? Was it you being approached, you approaching them? And also in light of kind of the premium you had to pay for it? And the last question on the 1 billion shareholder value creation, maybe if you could give a little bit more detail around that about long term assumptions on growth and profitability? Thank you.

<A — Joseph Hogan>: First of all when you asked is this a first step, I’d say this is a really critical step for us when you think of the discrete automation and motion gap that we’ve had in the marketplace in the United States. So I’d say it’s really significant. For me to tell you that this is the last one we would do would be wrong, but this is a very important step that fills a huge gap that we had, and we think we can really work this well. And so it is. It’s a major move for us overall, which, Andreas, I know you know. The timing of the deal, I can tell you from a stand of who approached who. I approached John. I mean, I approached Baldor and started the conversation, and it took us some time to really see where the value would be, and how this would make sense that we came together over time.

You talked about the premium that we’re paying, which is about 40% versus yesterday’s share price. I think if you do your homework and you take a look at in this industrial segment over the last 15 major deals done over the last year or so, you’ll see that it’s on an average basis about a 40% market premium. The other side, I’d say, when you buy a company like Baldor that’s a clear number one in the marketplace you usually have to pay a significant premium, and so we’re right in line with what we’ve seen with other multiples and other deals that have been done out there. Lastly, on the 1 billion of shareholder value, I’ll turn that over to Eric here, and Eric will help you kind of walk through the calculation of what we’re thinking.

<A — Eric Drewery>: Yeah. Obviously, it’s mainly based on the synergy assumptions, which obviously are also expanding post-2015 which is what we are communicating today. So this is a long-term value. We also see further modeling expansion in the standalone case beyond that date with the operational leverage, which is pretty good in this business. I think these are the two critical assumptions going beyond 2015 and the numbers we have announced today.

<Q — Andreas Willi>: So it’s based on maintaining mid high teens margins into perpetuity?

<A — Eric Drewery>: Yes, clearly.

<Q — Andreas Willi>: Yeah. Thank you.

<A — Joseph Hogan>: Which is in line with our business too, Andreas.

Operator:  The next question is from Mr. Martin Sankey from Neuberger Berman. Please go ahead, sir.

<Q — Martin Sankey>: Okay. Following on the prior question, I was wondering when you talk about the deal being accretive to your weighted average cost of capital within three years, what kind of weighted average cost of capital is ABB using given its current — given the cash rich balance sheet?

<A — Joseph Hogan>: 9%, Martin.

<Q — Martin Sankey>: Okay, 9%. Thank you. My second question is, as I recall, ABB has a considerable net operating loss carry forward in the United States. In looking at the synergies and value creation, how much of that is ABB being able to use that NOL?

<A — Joseph Hogan>: Those net loss carry forwards are included in our calculations.

<Q — Martin Sankey>: Okay. So I guess it would become, as I recall, Baldor is about 35%, 40% tax payer and you would use that to bring it down to — the NOL to bring it down to the global rate. Is that a way to look at it?

<A — Joseph Hogan>: That’s a way to look at it, and I think that’s the immediate way to look at it, but I think also be in the global business too, Martin, even outside of the net loss carry forwards, we’ll look at tax efficient ways of being able to deal with this over time. So I know what you’re looking at here. I’d say look at the debt at about 8% as an opportunity and look at the tax rate as an opportunity on this.

<Q — Martin Sankey>: Okay, okay. Thank you.

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Mr. Zahid Siddique from Gabelli. Please go ahead, sir.

<Q — Zahid Siddique>: Hi, good morning.

<A — Joseph Hogan>: Hi, Zahid.

<Q — Zahid Siddique>: A couple of questions. First, how big is your Motor business in dollar terms — from yours, I mean, ABB’s?

<A — Joseph Hogan>: From our end?

<Q — Zahid Siddique>: Right.

<A — Joseph Hogan>: About 2 billion.

<Q — Zahid Siddique>: So it’s about the same as roughly as Baldor’s?

<A — Joseph Hogan>: Well, Mechanical Power and Transmission is about 0.5 billion, so it’s a little bit larger.

<Q — Zahid Siddique>: Right, right. Are there any concerns from an anti-trust perspective in this deal?

<A — Joseph Hogan>: Look, I don’t have any concerns. I think you have to be cautious about making comments like this. It’s going to be obviously up to the regulatory authorities, but I mean we have basically no share of NEMA market, the NEMA motors in the United States, and so I can’t imagine that there would be a share question from a U.S. regulatory standpoint.

<Q — Zahid Siddique>: Okay. And in your conversations did any other party show interests in BEZ?

<A — Joseph Hogan>: I can’t say that. I’ve worked specifically with John, and John and I haven’t talked about what your question would be with interlopers, but it just been — really the conversations that John and I’ve had over the last several months.

<Q — Zahid Siddique>: Okay, thank you so much.

<A — Joseph Hogan>: Yeah, thank you.

Operator:  The next question is from Sachin Shah from Capstone Global Markets. Please go ahead.

<Q — Sachin Shah>: Hi, good morning or good afternoon. Just to clarify, are there going to be any divestments that are required in this transaction? And are you expecting any kind of anti-trust approvals?

<A — Joseph Hogan>: No divestments and we’re not expecting any anti-trust requests in that range.

<Q — Sachin Shah>: Okay. Now as far as kind of market share, I think you kind of mentioned some of that, but no specific kind of percentage, so any kind of clarification on what market share you’re going to have in North America and in Europe as the regulators look at this transaction?

<A — Joseph Hogan>: Well, I think if you want to look at the combined ABB market and Baldor market share of low voltage motors in this deal, it’s going to be Baldor’s market share because we basically have none.

<Q — Sachin Shah>: Okay, okay. Now you mentioned the timing of the transaction sometime in the first quarter 2011. Any kind of narrowing of the timeframe? Because if there essentially is not many anti-trust concerns or any anti-trust concerns, any reason why you couldn’t close the deal sooner rather than later?

<A — Joseph Hogan>: No, I think — look I’ve been in this game long enough to not try to predict regulatory authorities. I think we said we think we’ll close this thing in the first quarter of 2011, and we have to stick with that. We hope that it goes faster, but I don’t want to communicate that that’s our expectation to the market.

<Q — Sachin Shah>: Okay. That’s fair enough. Thank you very much. Have a good day.

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Mrs. Natasha Wong from United First Partners. Please go ahead, madam.

<Q — Natasha Wong>: Hi, congratulations on the transaction.

<A — Joseph Hogan>: Hi, Natasha. Thanks.

<Q — Natasha Wong>: Just a quick question about CFIUS. I understand that you don’t believe the CFIUS review will be a problem, as you only have about 15 million of revenues from military contracts?

<A — Joseph Hogan>: I’ll let Uli Spiesshofer answer that question.

<A — Ulrich Spiesshofer>: Look, we did the CFIUS filing to be on the safe side. We will do that. We don’t expect any problems coming out of this process.

<Q — Natasha Wong>: Okay. So when do you expect to make the CFIUS filing?

<A — Ulrich Spiesshofer>: Just could you repeat it? I couldn’t hear.

<Q — Natasha Wong>: Sorry, when do you expect to make the CFIUS filing?

<A — Ulrich Spiesshofer>: It will be well in line with closing.

<Q — Natasha Wong>: Okay. And then with regard to the E.U. and China, I understand that you’re not planning of making the overall E.U. filing, but instead on a country-by-country basis. Could you perhaps give some indication of which countries you expect to file in, please?

<A — Ulrich Spiesshofer>: We will not have to file in China, and in Europe, it will be only selected countries. For example, Germany is one of them.

<Q — Natasha Wong>: Okay. So you’re not going to make an overall E.U. filing, but do it on a country-by-country basis?

<A — Ulrich Spiesshofer>: That’s correct.

<A — Joseph Hogan>: Yeah.

<Q — Natasha Wong>: Okay, great. Thank you very much.

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Mr. Matt Vittorioso from Barclays Capital. Please go ahead, sir.

<Q — Matt Vittorioso>: Yes, good morning. I was wondering if you could comment a bit more specifically for the benefit of bondholders, the Baldor 8 and 5/8s bonds. What might you consider or what might drive your analysis in whether to refinance those bonds or not? And more specifically, wouldn’t there be restrictions on cash moving from Baldor up to the ABB parent, given the indenture of those bonds? And is that a consideration?

<A — Joseph Hogan>: I’m not an expert on bonds. I can tell you that this is debt at a higher rate that we would normally pay, and we’re certainly going to look at that as an opportunity. The specifics of the question just asked we’re not that far along.

<Q — Matt Vittorioso>: Okay. I guess I’m not really familiar with your balance sheet. Have you issued debt recently? And at what level are you currently paying in the margin?

<A — Joseph Hogan>: No, we’re cash positive overall, about $5.5 billion in net cash.

<Q — Matt Vittorioso>: Okay. All right. Thank you.

Operator:  The next question is from Mr. Holden Lewis from BB&T. Please go ahead.

<Q — Holden Lewis>: Thank you. I was curious about when you were talking about bringing the drives into North America to marry up with the motors, historically in that geography it hasn’t worked that well to marry those two up. It seems like the distribution channel or the customers kind of want to marry them up themselves and they may pick different brands. Is there any reason to think that you’re going to have more success marrying up those two lines in North America than what has happened in the past?

<A — Joseph Hogan>: That’s a great question because through due diligence and through this whole process we asked ourselves the same question. And I think what you have unique in this sense is, one, is Baldor’s distribution channels when you look at how extensive they are and how successful they’ve been. Secondly is I think in the past you’ve never seen really a marriage of such an effective motors company with such a broad line with an effective drives company with such a broad line too, which we think we can improve our capability.

When you look at the customer base that Baldor sells to today, those customers purchase about $500 million of drives a year, and so that’s defined opportunity for us. And so, look, we’re confident that we can do this, but John is on the line too, and I’d ask John from his end because he has a lot of specific experience in that area. John, any comments?

<A — John McFarland>: Well, I’ll just say that our drives product line that we currently have is pretty limited compared to what ABB has, and it’s especially limited in the large expensive drives that we often have an opportunity to quote, and don’t have a product to quote, medium voltage drives, for example. We sell lots of medium voltage motors that are very often used with someone’s medium voltage drive. We don’t have a product. We’re excited about having a product in the future.

<Q — Holden Lewis>: Okay. And then if you can comment just briefly again in North America, do you see — since this plugs holes so effectively where essentially companies were not, now they will be. But do you see this as changing the competitive dynamics? Aside from the possibility of the drive motor pairing, do you see this as altering the competitive dynamics in North America much? Or is this just really sort of a complementary kind of pairing?

<A — Joseph Hogan>: I’d say it’s a complimentary kind of a pairing. John, what would you say?

<A — John McFarland>: I think that’s right.

<Q — Holden Lewis>: Okay. Thank you.

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Saquib Mirza from JPMorgan. Please go ahead.

<Q — Saquib Mirza>: Hi. Congratulations on the deal. Thanks. My questions have all been answered.

<A — Joseph Hogan>: Thanks, Saquib.

Operator:  [Operator Instructions] The next question is from Mr. Jim Foung from Gabelli & Co. Please go ahead.

<Q — Jim Foung>: Hi, good morning. First, I want to commend, John, for taking the necessary steps to enhance shareholder value in recent years. You already transformed the company with the acquisition of Rockwell Power Systems, and were astute in managing the integration, and now you’ve allowed shareholders to recognize the value you’ve created with this transaction. So we were looking forward to seeing you on Thursday at our Best Idea Conference, and we hope that you’ll still be there. So my question is, is in regards to the North America business at ABB. Your pro forma slide shows that you’re at 18% of sales now. How big do you want North America to be as you look out the next few years? And what areas would you like to grow in North America?

<A — Joseph Hogan>: Well, I mean, if you look at if the U.S. is 25% of the world’s GDP in general, we’ve been — the U.S. at various times has been less than between 10% and 12% of our total portfolio, and so we’ve been underpenetrated there for years. I don’t have an overall goal as a size of the U.S. business, but I certainly have a goal in the sense of filling NEMA, and I would say ANSI on the power side holes that we’ve neglected there for a number of years.

And so I think this deal — the data that we’ve shown you will take us to $6 billion to $6.2 billion of revenue from a U.S. market standpoint between our Power and Automation businesses. We’ll look to continue to grow that, but not just inorganically. There’s significant investments we’ll make organically from an engineering and manufacturing standpoint in the United States, so I’d say get really a reasonably part of our portfolio aligned with the U.S. marketplace.

<Q — Jim Foung>: And then would you be looking in other markets, such as residential motor business as you try to expand in the motor business in North America?

<A — Joseph Hogan>: No, look, we love the Industrial Motor segment. We don’t necessarily want to be in the residential segment. We’ll leave that to some other players.

<Q — Jim Foung>: Okay. Thank you very much.

Operator:  The next question is from Mr. Gary Mintchell from Automation World. Please go ahead.

<Q — Gary Mintchell>: Thanks.

<A — Joseph Hogan>: Hey, Gary.

<Q — Gary Mintchell>: Hello. Hi there, how are you doing?

<A — Joseph Hogan>: Good.

<Q — Gary Mintchell>: I’m curious from a standpoint of operational sorts of things, do you intend to keep the Baldor brand? I thought I’d noticed in the press release that there might be some moving of divisions to rationalize perhaps reporting structures or product development and so on. Just curious about that sort of operational thing in North America.

<A — Joseph Hogan>: Gary, Baldor has a great brand, and you won’t see us getting away of the Baldor brand at all, okay? We want to make sure that that’s enhanced as much as possible, and it’s a big part of what John and his team have built, and so we’ll just look to help that and support it in some way. As far as the organizational alignment, I’ll ask Uli for any comments in the sense of plans and what we’ve done.

<A — Ulrich Spiesshofer>: Look, we see a fantastic opportunity to do even more in Fort Smith than we do today. So the first step will be we will move the responsibility to our entire motors and generators range for North America to Fort Smith, and really drive the integration and drive the collaboration out of Fort Smith. The second thing that we’re going to do is we have the opportunities in the back office side also.

Baldor has some very attractive and very efficient G&A processes being on finance, on AR side, and that’s an opportunity for us that we’re going to work jointly together, and Ron, John and myself already had the first round of discussions in which direction this integration could go on the backend side as well. So there’s a tremendous opportunity, and I think there’s very good growth for Fort Smith and Fort Smith’s relevance in the North American context.

<A — Joseph Hogan>: Okay, Gary?

<Q — Gary Mintchell>: Very good. Thank you.

<A — Joseph Hogan>: Thank you.

Operator:  The next question is from Mr. Walter Boyes from Partner Media. Please go ahead.

<Q — Walt Boyes>: This is Walt Boyes from Control magazine. Congratulations on this coup. It’s a pretty extensive one. I think that some of your friends in Wisconsin may be fuming at having sold a really good product line a couple of years ago and now seeing it go to one of their major competitors.

<A — Joseph Hogan>: Walt, I just — we don’t really look back from a competitive standpoint. We just say we’re happy bringing the two companies together, and we look for how we can service customers better.

<Q — Walt Boyes>: Speaking of servicing customers better, it’s been mentioned already about the fact that historically the motor channels and the drive channels don’t have a lot of synergy in the North American market because customers appear to want to mix and match based on who they like. You sound like you’re going to keep Baldor’s trade names and brands separate from the ABB brand. Is that correct?

<A — Joseph Hogan>: That’s correct.

<Q — Walt Boyes>: Then do you think that doing that will solve some of the problems that have happened in the past? That they will still have at least the illusion of being able to mix and match and buy your drives and their motors and that will be your drives and your motors?

<A — Joseph Hogan>: I’ve been aware of this for a long time because I spend a lot of time myself in the U.S. automation marketplace. I think my feeling is that we’ll put together anything that makes sense for customers. Customers want to feel like they can mix and match, we’ll mix and match. If they want to feel like they’d like to match a Baldor drive however we label it with a Baldor motor, we would be happy to do that too. But, Walt, I would tell you, I know that historically has been not been a successful strategy, and there’s no questions on that, but I would tell you I don’t think there’s ever been a company, two companies coming together that have such expertise and capability in motors and drives at one time.

Remember, we have the world’s largest low voltage drives business, successful low voltage drives business. John and his team have the most successful NEMA motors for industrial motors business. It’s a chance for our customers really to take a choice between the two leading brands in the world and they’re both our segments. And I think that’s a different opportunity than what’s been presented to customers in the past.

<Q — Walt Boyes>: Well, I’m glad you think so because at least my opinion from an analyst perspective is that you’re right, so we’ll see what happens. Thank you.

<A — Joseph Hogan>: Appreciate it, Walt. Thanks.

Operator:  Today’s last question is a follow-up question from Mr. Mike Halloran from Robert W. Baird. Please go ahead.

<A — Joseph Hogan>: Hey, Mike.

<Q — Michael Halloran>: Hey, just a quick one here. Any sense for what kind of step-up charges and other charges might be from an — inventory step-up charges, other charges that there might be that are factored in some of the accretion estimates?

<A — Joseph Hogan>: Mike, that is almost like particle physics.

<Q — Michael Halloran>: Yeah, that’s what I figured.

<A — Joseph Hogan>: And so we’re going to let accountants do that work, and I think that will become more visible over the next couple months, okay?

<Q — Michael Halloran>: All right, fair enough. I appreciate the time.

<A — Joseph Hogan>: Yeah. Thanks, Mike.

<Q — Michael Halloran>: Bye now.

Joseph M. Hogan, Chief Executive Officer

Look, I think that was the last question. Look, we appreciate the interest in this deal. Speaking on behalf of John and me and the collective teams is we’re really excited about this.

We’re excited about it for, as John indicated, for our shareholders, for our customers and also for our employees, but we understand that it’s going to take some time to consummate this transaction. So we look forward to closing in the first quarter, and we’ll get back to you after that, explaining to you the context of what we’re doing in the overall growth and success of the strategy.

So thank you again for your interest, and we’ll talk to you again.

Operator:  Ladies and gentlemen, the conference is now over. Thank you for choosing the Chorus Call facility, and thank you for participating in the conference. You may now disconnect your lines. Good bye.

ABB Forward-Looking Statement

These materials contain “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in these materials should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended Dec. 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Baldor Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in these materials (generally identified by words or phrases indicating a projection or future expectation such as “assume”, “believe”, “can”, “continue”, “could”, “depend”, “estimate”, “expect”, “forecast”, “future”, “if”, “intend”, “may”, “ongoing”, “pending”, “probable”, “projected”, “should”, “subject to”, “will”, “would”, or any grammatical forms of these words or other similar words) are based on Baldor’s current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more described in under “Risk Factors” in Part II, Item 1A of Baldor’s most recent Form 10-Q and Part I, Item 1A of Baldor’s most recent Form 10-K, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of Baldor’s shareholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Baldor’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Baldor, including the solicitation/recommendation statement on Schedule 14D-9 to be filed by Baldor. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, Baldor undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in these materials has not yet commenced, and these materials are neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the US Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd - Office of the Corporate Secretary — Affolternstrasse 44, P.O. Box 8131 — CH -8050 Zurich / Switzerland.  A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge at www.BALDOR.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

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